EX-28.h.5.k

AMENDED AND RESTATED FEE WAIVER AND/OR EXPENSE ASSUMPTION

AGREEMENT FOR DFA INVESTMENT DIMENSIONS GROUP INC.

AMENDED AND RESTATED FEE WAIVER AND/OR EXPENSE ASSUMPTION AGREEMENT, made this              day of                     , 2014, between DFA Investment Dimensions Group Inc., a Maryland corporation (the “Fund”), on behalf of certain portfolios of the Fund, as identified below (each a “Portfolio,” and together, the “Portfolios”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”) (formerly Dimensional Fund Advisors Inc.), amending and restating certain waiver agreements previously entered into by the Fund and Dimensional.

WHEREAS, Dimensional has entered into Investment Advisory Agreements and/or Administration Agreements, as applicable, with the Fund, on behalf of the Portfolios, pursuant to which Dimensional provides various services for the Portfolios, and for which Dimensional is compensated based on the average net assets of such Portfolios; and

WHEREAS, the Fund and Dimensional have determined that it is appropriate and in the best interests of each Portfolio and its shareholders to limit the expenses of the Portfolios of the Fund as listed below;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver and Expense Assumption by Dimensional. Dimensional agrees to reduce all or a portion of its administration fee and/or investment advisory fee, as applicable, and if necessary, to assume certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) of each such Portfolio, such fee waiver and assumption of expenses as detailed below, to the extent necessary to limit the annualized expenses of each Portfolio to the rate reflected below for each Portfolio (“Expense Limitation Amount”):

Portfolio	Expense Limitation Amount
International Small Company Portfolio	Dimensional has agreed to waive its administrative fee and to assume the other direct expenses of a class of the Portfolio (excluding expenses incurred though its investment in other investment companies) (“Portfolio Expenses”) to the extent necessary to limit the Portfolio Expenses of a class of the Portfolio to 0.45% of the average net assets of a class of the Portfolio on an annualized basis.

Japanese Small Company Portfolio United Kingdom Small Company Portfolio Continental Small Company Portfolio Asia Pacific Small Company Portfolio	Dimensional has agreed to waive its administration fee and to assume the other direct expenses of a class of the Portfolio to the extent necessary to limit the direct expenses of a class of the Portfolio’s shares to 0.47% of the average net assets of a class of the Portfolio on an annualized basis. This fee waiver and assumption does not include the indirect expenses each Portfolio bears as a shareholder of its master fund.

2.	Duty to Reimburse Dimensional. If, at any time, the Portfolio Expenses are less than the applicable Expense Limitation Amount of a class of shares of a Portfolio, the Fund, on behalf of the Portfolio, shall reimburse Dimensional for any fees previously waived and/or expenses previously assumed to the extent that such reimbursement will not cause the annualized Portfolio Expenses for such class of shares of the Portfolio to exceed the applicable Expense Limitation Amount identified above. There shall be no obligation of the Fund, on behalf of a Portfolio, to reimburse Dimensional for fees waived or expenses previously assumed by Dimensional more than thirty-six (36) months prior to the date of any reimbursement.

3.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Fund.

4.	Duration and Termination. This Agreement shall begin on February 28, 2015, and shall continue in effect until February 28, 2016 for each Portfolio, and shall continue in effect from year to year thereafter, unless and until the Fund or Dimensional notifies the other party to the Agreement, at least thirty days (30) prior to the end of the one-year period for a Portfolio, of its intention to terminate the Agreement. This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement or Administration Agreement, as applicable, between Dimensional and the Fund, on behalf of such Portfolio.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DFA INVESTMENT DIMENSIONS GROUP INC.	DIMENSIONAL FUND ADVISORS LP

	By:	DIMENSIONAL HOLDINGS INC., General Partner

By:	By:
Name:	Name:
Title:	Title:

As amended: